EXHIBIT-20



COLUMBIA/HCA HEALTHCARE                       HEALTHTRUST, INC.
CORPORATION

Investor Contact:                             Investor Contact:
Victor L. Campbell                            Merilyn H. Herbert
502/572-2111 or 615/320-2053                  615/298-6261

Media Contact:                                Media Contact:
Lindy B. Richardson                           Paula Lovell
502/572-2153                                  615/297-7766






                 COLUMBIA/HCA HEALTHCARE CORPORATION
                        AND HEALTHTRUST, INC.
        ANNOUNCE PLANNED MERGER TO CREATE $15 BILLION COMPANY

      LOUISVILLE, Ky., and NASHVILLE, Tenn., October 4, 1994 -- In a merger creating a $15 billion healthcare provider, Columbia/HCA Healthcare Corporation (NYSE:COL) and HealthTrust Inc.- The Hospital Company
(NYSE:HTI) today jointly announced the signing of a definitive agreement to merge in a tax free, stock-for-stock transaction.

      Under the terms of the merger agreement approved today by the boards of both companies, HTI shareholders would receive 0.88 of a share of Columbia common stock in exchange for each HTI share held. Following the merger, there will be approximately 452 million shares of Columbia common stock outstanding. It is anticipated that the proposed merger will be tax-free to HTI shareholders and accounted for as a pooling-of-interests.

      After the merger, Columbia will own and operate 311 hospitals with approximately 60,000 licensed beds and 125 outpatient centers in 37 states and two foreign countries. The combined companies will have approximately 170,000 employees and total assets and annual revenues of over $15 billion.

      The companies anticipate annual savings of approximately $125 million from cost reductions and improved efficiencies resulting from this consolidation. By leveraging their economies of scale and collective strengths and efficiencies, the companies believe they can greatly control healthcare costs while maintaining quality patient care.


                               -more-

      "We have heard the nation's call to reform, and we are responding to improve the system for patients, physicians and purchasers. Our continued growth is generating dramatic changes in the delivery of healthcare services in this country, and they are changes for the better," said Richard L. Scott, President and Chief Executive Officer of Columbia. "Healthcare historically has been a fragmented industry, lacking accountability and quality standards. As we bring providers together into an integrated system, we can improve quality and efficiency and realize within this industry the benefits that size has created within other American industries," Scott added.

      R. Clayton McWhorter, HealthTrust's Chairman, President and Chief Executive Officer said, "The combination of these two companies represents a marketplace response to the rapidly changing healthcare environment. This consolidation will enhance our efforts with physicians and managed care organizations as we together seek cost-efficient, quality results."

      When the merger is consummated, R. Clayton McWhorter will be Chairman of the Board, Thomas F. Frist, Jr., M.D. will be Vice Chairman, Richard L. Scott will be President and Chief Executive Officer, David T. Vandewater will be Chief Operating Officer and David C. Colby will be Chief Financial Officer. Subject to Columbia stockholder approval, the combined entity's board of directors will consist of 15 current Columbia directors and three of the current HealthTrust directors. It is anticipated that Columbia will continue its existing dividend policy of $0.03 per share per quarter.

      The transaction is conditioned upon confirmation that the transaction qualifies as a pooling-of-interests, approval by shareholders of both companies, clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Shareholders meetings to vote on the proposed merger transaction are anticipated during the first quarter of 1995.

      Morgan Stanley & Co. Incorporated is serving as financial advisors to Columbia and has rendered a fairness opinion to the Columbia board of directors. Merrill Lynch & Co. is serving in the same capacity to HealthTrust and has rendered a fairness opinion to HealthTrust's board of directors with respect to the proposed combination.

      Columbia currently operates 195 hospitals with 44,000 beds and 125 outpatient centers. Columbia provided $700 million in uncompensated patient care and paid $711 million in federal, state and local taxes in 1993. HealthTrust currently operates 116 hospitals with 16,000 beds through which it provides a variety of inpatient and outpatient services. HealthTrust provided $240 million in uncompensated patient care and paid $230 million in taxes in 1993.


                                # # #

                                                           APPENDIX A

The press release (Exhibit-20) also contains graphic presentations of "Facility Locations" and "Columbia/HCA and HealthTrust Hospitals by State." The "Facility Locations" graphic depicts a map of the United States indicating the location of Columbia/HCA Hospitals and Outpatient Centers and HealthTrust Hospitals. The "Columbia/HCA and HealthTrust Hospitals by State" chart provides in tabular form the Columbia/HCA, HealthTrust and Combined Hospital totals by state and country as set forth below.

                    Columbia/HCA and HealthTrust

                         Hospitals By State

      State            Columbia/HCA     HealthTrust            Combined

Alabama                      5                3                    8
Alaska                       1                0                    1
Arizona                      2                2                    4
Arkansas                     1                2                    3
California                   6                5                   11
Colorado                     3                0                    3
Delaware                     1                0                    1
Florida                     46               10                   56
Georgia                     15                3                   18
Idaho                        0                2                    2
Illinois                     6                0                    6
Indiana                      1                1                    2
Kansas                       3                0                    3
Kentucky                     7                6                   13
Louisiana                   12                8                   20
Mississippi                  0                2                    2
Missouri                     2                1                    3
Nevada                       1                0                    1
New Hampshire                3                0                    3
New Mexico                   3                0                    3
North Carolina               3                3                    6
Oklahoma                     2                5                    7
Oregon                       0                2                    2
South Carolina               4                3                    7
Tennessee                   13               13                   26
Texas                       35               32                   67
Utah                         2                8                   10
Virginia                    10                3                   13
Washington                   0                1                    1
West Virginia                5                0                    5
Wyoming                      0                1                    1

London, England              2                0                    2
Geneva, Switzerland          1                0                    1

Totals                      195              116                  311